Exhibit 99.1

FOR IMMEDIATE RELEASE

Gregory Shepard Blasts Don Nikolaus for Once Again Rejecting an Amicable Transaction

Bradenton, Florida, October 24, 2013 (NASDAQ: “DGICA” and “DGICB”) – Gregory Mark Shepard today blasted CEO Don Nikolaus and the Boards of Directors of Donegal Group Inc. (“Donegal Group”) and Donegal Mutual Insurance Company (“Donegal Mutual”) for rejecting his proposed amicable transaction. He calls on both Boards to exercise their fiduciary duty and not “kow-tow” to Mr. Nikolaus’ desire to control Donegal Group and Donegal Mutual as his personal fiefdom. He calls on other shareholders of Donegal Group to let their voices be heard. Mr. Shepard’s amicable proposal was filed on October 7, 2013 and is available in Mr. Shepard’s 13D/A #18 at www.sec.gov.

Mr. Shepard blasted the Boards of Donegal Mutual and Donegal Group for failing to adequately consider Mr. Shepard’s October 7, 2013 proposal. According to Mr. Shepard: “These Board members really need to be reminded that their fiduciary duties under law are to the Donegal Group shareholders to maximize the value of the Donegal Group shares. Simply put, Mr. Nikolaus business plans just aren’t successful for the Donegal Group shareholders; Mr. Nikolaus’ plans only work for Mr. Nikolaus and his friends on the Boards, as witnessed by the gigantic and highly dilutive stock option increases over the last 5 years.”

According to Mr. Shepard, “By my calculations, during the 5 years between 2007 and 2012, Donegal Group’s a) book value grew by a total of 13.4% or a meager 2.7% per year; b) book value per outstanding shares grew by a total of only 12.2% or 2.4% per year; c) but stock options grew by an astounding 181% or 36.2% per year; and d) fully diluted book value grew by a total of only 7.9% or 1.6% per year.

Mr. Shepard further notes that Donegal Group’s Investor Presentation titled “Pursuing Effective Business Strategy in Regional Insurance Markets” to “Achieve Book Value Growth By Implementing Plan” dated September 20, 2013 and filed with the SEC, makes no mention of the substantial dilution of Donegal Group’s shareholders as a result of the extraordinarily high number of options granted to Donegal Group insiders and employees relative to industry peers. This Investor Presentation was filed as Exhibit 99.1 to Donegal Group’s Form 8-K on September 20, 2013, and is available at www.sec.gov.

Mr. Nikolaus called Mr. Shepard’s offer illusory because, among other things, Mr. Shepard has not yet obtained “all of the regulatory approvals necessary for you to purchase any additional shares of [Donegal Group] common stock.” Mr. Shepard calls this: “ridiculous and absurd, and the sure sign of a desperate man. If Mr. Nikolaus hired any financial advisor worth his salt, Mr. Nikolaus would learn that regulatory approvals are frequently obtained after an amicable transaction has been agreed to, or during the negotiation process.” Mr. Shepard continued: “This process has really suffered from each Board not hiring credible investment banks to advise them, but instead relying on the advice of lawyers. I call on each Board to hire an investment bank of national standing to properly advise them.” In any event, Mr. Shepard’s regulatory applications to purchase additional shares are pending with the regulators.

Mr. Shepard calls on Mr. Nikolaus to resign and step down from all positions at Donegal Mutual and Donegal Group. “Mr. Nikolaus is hopelessly conflicted between his focus on his thirty-some year career, his standing with his employees, his place in the community, his duties to the Donegal Group shareholders, and his duties to the Donegal Mutual policyholders,” according to Mr. Shepard.  Furthermore, Mr. Shepard asserts, “Mr. Nikolaus’ stale business strategy has failed to produce acceptable results for Donegal Group’s long-suffering public shareholders, who from September 30, 2006 to September 30, 2013 were forced to watch their Class A stock price decline by 31% from $20.22 to $13.99 per Class A Share and their Class B stock price rise by a paltry 8% from $18.02 to $19.49 per Class B Share, while during the same period outstanding stock options increased by 181%.”

The release is not intended to and does not constitute (i) a solicitation of a proxy, consent or authorization for or any special meeting of Donegal’s stockholders or (ii) a solicitation of a consent or authorization in the absence of any such meeting.